Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Quarter of 2026 Financial Results

●	Total revenues decreased by 14.0% year over year to RMB227.7 million (US$33.0 million)[1].

●	Income from operations was RMB28.7 million (US$4.2 million)[1] compared to RMB11.3 million for the first quarter of 2025.

●	Net income was RMB14.0 million (US$2.0 million)[1] compared to RMB7.8 million for the first quarter of 2025.

●	Core net income (non-GAAP)[3] increased 31.7% year over year to RMB23.9 million (US$3.5 million)[1].

●	Cash from operations maintained nearly stable year over year to RMB58.1 million (US$8.4 million)[1].

SHANGHAI, June 30, 2026 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the first quarter of 2026.

First Quarter of 2026 Operational Highlights

Hotels

●	A total of 4,605 hotels with 328,646 hotel rooms were in operation as of March 31, 2026.

●	The Company opened 43 hotels and had a pipeline of 1,268 hotels contracted for or under development as of March 31, 2026.

●	The average daily room rate was RMB152, a decrease of 3.4% from RMB157 in the first quarter of 2025.

●	The occupancy rate was 62.5%, decreased from 64.0% in the first quarter of 2025.

●	Revenue per available room, or RevPAR, was RMB95, a 5.7% year-over-year decrease.

1	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of 6.8980 on March 31, 2026 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20260406/.
2.	Adjusted net income is defined as net income excluding the impact by the exemption of fees from franchisees, impact from disposal of L&O hotel assets, impairment of goodwill and trademarks of restaurant business, impairment of assets, provisions for loan to franchisee loans, foreign exchange losses, and earnings from the disposal of investment.
3.	Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities, other general expenses, and other expense, net, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.
4.	Core net income (non-GAAP) is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense(net of 25% tax), one-time fees and expense, income tax expenses related to dividend distribution, and other general expenses but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).
5.	Each ADS represents one ordinary share.

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Restaurants

●	A total of 192 restaurants were in operation as of March 31, 2026

●	The AC (average check) was RMB45, a 7.6% year-over-year decrease.

●	The ADT (average daily tickets) was 73, decreased from 83 in the first quarter of 2025.

●	The ADS (average daily sales per store) was RMB3,270, a decrease of 18.8% from RMB4,029 in the first quarter of 2025.

First Quarter Of 2026 Financial Results

	Quarter Ended
	March 31, 2025	March 31, 2025	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	88,195,435	30,668,599	-	118,864,034
Franchised-and-managed revenues	123,856,609	1,754,786	-	125,611,395
Wholesales and others	917,053	19,435,748	-	20,352,801
Total revenues	212,969,097	51,859,133	-	264,828,230

	Quarter Ended
	March 31, 2026	March 31, 2026	March 31, 2026	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	74,537,762	20,021,976	-	94,559,738	13,708,283
Franchised-and-managed revenues	113,366,610	1,933,155	-	115,299,765	16,714,956
Wholesales and others	790,888	17,125,511	(39,176)	17,877,223	2,591,653
Total revenues	188,695,260	39,080,642	(39,176)	227,736,726	33,014,892

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Total revenues were RMB227.7 million (US$33.0 million)[1]，a 14.0% year-over-year decrease.

Hotel revenues were RMB188.7 million (US$27.4 million)[1], an 11.4% year-over-year decrease due to a 5.7% year-over-year decrease in Revpar and a net closure of 13 L&O hotels since the first quarter of 2025 due to lease expiration and strategic reviews. The decrease was partially offset by revenues from new openings.

Restaurant revenues were RMB39.1 million (US$5.7 million)[1], a 24.6% year-over-year decrease, mainly due to an 18.8% decrease in ADS and a net closure of 3 L&O stores since the first quarter of 2025 due to strategic reviews, offset by revenues from new F&M store openings.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB94.5 million (US$13.7 million)[1], a 20.4% year-over-year decrease.

Total revenues from L&O hotels were RMB74.5 million (US$10.8 million)[1], a 15.5% year-over-year decrease. The decrease was primarily attributable to an 8.2% year-over-year decrease in the first quarter RevPAR of L&O hotels, a net closure of 13 L&O hotels since the first quarter of 2025, and the reduction in sublease revenues resulting from the closure of L&O hotels.

Total revenues from L&O restaurants were RMB20.0 million (US$2.9 million)[1], a 34.7% year-over-year decrease, mainly due to a net closure of 3 L&O stores and the year-over-year decrease of 18.1% in L&O store’s ADS.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB115.3 million (US$16.7 million)[1], an 8.2% year-over-year decrease.

Total revenues from F&M hotels were RMB113.4 million (US$16.4 million)[1], an 8.5% year-over-year decrease, primary due to a 5.6% decrease in F&M hotels’ Revpar, an exemption of management fees for hotels facing business difficulties, and a decline of RMB1.5 million in membership revenues. Considering the ongoing impact from exemptions, we have assessed this impact since the first quarter of 2026 and adjusted the corresponding data of 2025 on a comparable basis. The decrease in membership revenues was partially due to the amortization cycle started from the pandemic period three years ago, in which the sales of membership cards were historically underperformed.

Total revenues from F&M restaurants were RMB1.9 million (US$0.3 million)[1], a 10.2% year-over-year increase, mainly due to an increase of 6.6% in the number of F&M stores.

Total revenues from wholesale and others were RMB17.9 million (US$2.6 million)[1], a 12.2% year-over-year decrease, mainly due to the decline in the wholesale segment of the restaurant business.

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Total operating costs and expenses

	Quarter Ended
	March 31, 2025	March 31, 2025	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	142,718,174	44,539,665	-	187,257,839
Selling and marketing expenses	14,540,243	2,501,787	-	17,042,030
General and administrative expenses	41,651,362	5,288,684	-	46,940,046
Other operating expenses	49,194	221,149	-	270,343
Other general expenses	5,805,656	-	-	5,805,656
Total operating costs and expenses	204,764,629	52,551,285	-	257,315,914

	Quarter Ended
	March 31, 2026	March 31, 2026	March 31, 2026	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	125,007,424	33,824,914	(39,176)	158,793,162	23,020,174
Selling and marketing expenses	9,213,432	2,203,214	-	11,416,646	1,655,066
General and administrative expenses	24,084,942	2,927,781	-	27,012,723	3,916,022
Other operating expenses	3,172,068	33,325	-	3,205,393	464,684
Other general expenses	5,111,119	-	-	5,111,119	740,957
Total operating costs and expenses	166,588,985	38,989,234	(39,176)	205,539,043	29,796,903

Operating costs were RMB158.8 million (US$23.0 million)[1], a 15.2% year-over-year decrease.

Operating costs of the hotel business were RMB125.0 million (US$18.1 million)[1], a 12.4% year-over-year decrease. The decrease was mainly attributable to lower depreciation and amortization, lower staff related costs, and lower rental costs caused by the net closure of 13 L&O hotels since the first quarter of 2025.

Operating costs of the restaurant business in the first quarter of 2026 were RMB33.8 million (US$ 4.9 million)[1], a 24.1% year-over-year decrease, due to the closure of L&O stores.

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Selling and marketing expenses were RMB11.4 million (US$1.7 million)[1], a 33.0% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB9.2 million (US$1.3 million)[1], a 36.6% year-over-year decrease. The decrease was mainly due to lower staff related expenses.

Selling and marketing expenses of the restaurant business were RMB2.2 million (US$0.3 million)[1], an 11.9% year-over-year decrease, mainly attributable to lower sales staff related expenses and lower sales-channel commissions.

General and administrative, or G&A expenses were RMB27.0 million (US$3.9 million)[1], a 42.5% year-over-year decrease.

G&A expenses of the hotel business were RMB24.1 million (US$3.5 million)[1], a 42.2% year-over-year decrease. The decrease was mainly due to lower staff G&A staff related expenses, lower credit losses for accounts receivable and lower consulting fees.

G&A expenses of the restaurant business were RMB2.9 million (US$0.4 million)[1], a 44.6% year-over-year decrease, mainly due to lower G&A staff related expenses and lower credit losses for accounts receivable.

Other operating expenses were RMB3.2 million (US$0.5 million)[1], mainly due to the disposal of L&O hotel assets.

Other general expenses were RMB5.1 million (US$0.7 million)[1], mainly due to provisions for loan receivables related to franchisee loans.

Gross profit was RMB68.9 million (US$10.0 million)[1], a year-over-year decrease of 11.1%. Gross margin was 30.3%, compared to 29.3% a year ago. The gross profit of the hotel business was RMB63.7 million (US$9.2 million)[1], a 9.3% year-over-year decrease. The gross profit of the restaurant business was RMB5.3 million (US$0.8 million)[1], a 28.2% year-over-year decrease.

Income from operations in the first quarter of 2026 was RMB28.7 million (US$4.2 million)[1], compared to income from operations of RMB11.3 million in the first quarter of 2025, with a margin of 12.6%. The increased profitability was mainly attributable to lower operating costs and expenses, despite the decline in revenue.

Income from operations of the hotel business was RMB28.5 million (US$4.1 million)[1], compared to an income from operations of RMB11.8 million in the first quarter of 2025, with a margin of 15.1%.

Income from operations of the restaurant business in the first quarter of 2026 was RMB0.1 million (US$18.9 k)[1], compared to loss from operations of RMB0.5 million in the first quarter of 2025, with a margin of 0.3%.

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Net income in the first quarter of 2026 was RMB14.0 million (US$2.0 million)[1], compared to a net income of RMB7.8 million in the first quarter of 2025, and net margin was 6.2%.

Net income of the hotel business was RMB14.3 million (US$2.1 million)[1], compared to a net income of RMB8.5 million in the first quarter of 2025, and net margin was 7.6%.

Net loss of the restaurant business in the first quarter of 2026 was RMB0.3 million (US$46.1 k)[1], compared to a net loss of RMB0.7 million in the first quarter of 2025, and net margin was -0.8%.

Adjusted EBITDA (non-GAAP)[2] in the first quarter of 2026 was RMB53.2 million (US$7.7 million)[1], a year-over-year increase of 34.3%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 23.4%, compared to 15.0% a year ago.

Core net income (non-GAAP) in the first quarter of 2026 was RMB23.9 million (US$3.5 million)[1], a year-over-year increase of 31.7%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 10.5%, compared to 6.8% one year ago.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB0.15 (US$0.02)[1], increased from RMB0.09 one year ago.

Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.24 (US$0.03)[1], increased from RMB0.18 a year ago.

Cash flow Operating cash inflow in the first quarter of 2026 was RMB58.1 million (US$8.4 million) as a result of income from operations. Investing cash outflow was RMB50.3 million (US$7.3 million)[1], which was primarily due to advance payment for the purchase of strategic assets. Financing cash inflow was RMB46.8 million (US$6.8 million)[1],mainly due to proceeds from bank borrowings for the purpose of purchase of strategic assets.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of March 31, 2026, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB2,010.2 million (US$291.4 million)[1],compared to RMB1,964.0 million as of December 31, 2025. The increase was mainly attributable to cash from operating activities and proceeds from bank borrowings. The bank borrowings were simultaneously paid for the purchase of strategic assets.

Guidance

Taking into account the strategic reviews leading to the closure of L&O hotels and the standardization process resulting in a slowdown in hotel openings, we expect the total revenues of our organic hotel business to -10% ~ -15% year over year.

The guidance set forth above reflects the Company’s current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

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Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

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About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of March 31, 2026, GreenTree had a total number of 4,605 hotels and 192 restaurants. GreenTree was the fourth largest hospitality company in China in 2025 according to the China Hospitality Association. In 2024, HOTELS magazine ranked GreenTree 13th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, and efficient system, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

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Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31	March 31	March 31
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,652,179,474	1,701,459,446	246,659,821
Restricted cash	7,389,650	4,250,895	616,250
Short-term investments	-	285,570,000	41,398,956
Accounts receivable, net of allowance	81,335,494	77,650,325	11,256,933
Amounts due from related parties	18,843,062	18,998,527	2,754,208
Inventories	4,922,160	5,049,662	732,047
Other current assets	92,557,400	114,037,520	16,531,969
Loans receivable, net	38,798,333	33,688,685	4,883,834
Total current assets	1,896,025,573	2,240,705,060	324,834,018

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	15,946,651
Restricted cash	18,869,900	18,870,700	2,735,677
Long-term time deposits	285,570,000	-	-
Loans receivable, net	12,034,825	11,148,275	1,616,160
Property and equipment, net	559,918,957	542,978,635	78,715,372
Intangible assets, net	56,403,818	54,998,062	7,973,045
Goodwill	25,721,262	25,650,746	3,718,577
Long-term investments	156,929,090	155,673,013	22,567,848
Operating lease right-of-use assets	1,130,088,595	1,127,368,064	163,434,048
Other assets	297,560,050	330,240,039	47,874,753
Deferred tax assets	237,098,634	237,177,055	34,383,452
TOTAL ASSETS	4,786,220,704	4,854,809,649	703,799,601

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	56,800,000	256,200,000	37,141,200
Accounts payable	44,687,183	48,331,315	7,006,569
Advance from customers	21,946,599	20,046,314	2,906,105
Amounts due to related parties	17,518,102	17,098,480	2,478,759
Salary and welfare payable	73,657,641	74,807,853	10,844,861
Deferred revenue	169,139,889	169,342,137	24,549,454
Accrued expenses and other current liabilities	539,836,968	549,584,247	79,672,984
Income tax payable	72,129,824	65,867,123	9,548,728
Operating lease liabilities, current	184,665,265	186,330,517	27,012,252
Total current liabilities	1,180,381,471	1,387,607,986	201,160,912

Long-term bank loans	199,400,000	46,755,101	6,778,066
Deferred revenue	134,414,010	124,044,979	17,982,746
Other long-term liabilities	117,513,512	115,810,949	16,789,062
Operating lease liabilities, non-current	1,032,472,822	1,032,936,722	149,744,381
Deferred tax liabilities	55,941,338	53,577,679	7,767,132
Unrecognized tax benefits	457,930,743	467,908,180	67,832,441
TOTAL LIABILITIES	3,178,053,896	3,228,641,596	468,054,740

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	32,268,349
Class B ordinary shares	115,534,210	115,534,210	16,748,943
Treasury Stock	(48,054,863)	(48,054,863)	(6,966,492)
Additional paid-in capital	1,566,949,877	1,566,949,877	227,160,029
Retained earnings (Accumulated losses)	(291,545,545)	(276,040,960)	(40,017,536)
Accumulated other comprehensive income	11,093,099	15,062,951	2,183,669
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,576,563,848	1,596,038,285	231,376,962

Non-controlling interests	31,602,960	30,129,768	4,367,899
Total shareholders’ equity	1,608,166,808	1,626,168,053	235,744,861

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,786,220,704	4,854,809,649	703,799,601

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	118,864,034	94,559,738	13,708,283
Franchised-and-managed revenues	125,611,395	115,299,765	16,714,956
Wholesales and others	20,352,801	17,877,223	2,591,653
Total revenues	264,828,230	227,736,726	33,014,892

Operating costs and expenses
Operating costs	(187,257,839)	(158,793,162)	(23,020,174)
Selling and marketing expenses	(17,042,030)	(11,416,646)	(1,655,066)
General and administrative expenses	(46,940,046)	(27,012,723)	(3,916,022)
Other operating expenses	(270,343)	(3,205,393)	(464,684)
Other general expenses	(5,805,656)	(5,111,119)	(740,957)
Total operating costs and expenses	(257,315,914)	(205,539,043)	(29,796,903)

Other operating income	3,800,632	6,471,983	938,240
Income from operations	11,312,948	28,669,666	4,156,229

Interest income and other, net	10,622,202	8,833,178	1,280,542
Interest expense	(1,877,872)	(1,859,780)	(269,611)
Other income, net	(8,356,677)	(10,653,889)	(1,544,490)
Income before income taxes	11,700,601	24,989,175	3,622,670

Income tax expense	(4,214,725)	(9,701,706)	(1,406,452)
Income (loss) before share of gains in equity investees	7,485,876	15,287,469	2,216,218

Share of loss/(income) in equity investees, net of tax	301,937	(1,256,077)	(182,093)
Net income(loss)	7,787,813	14,031,392	2,034,125

Net loss/(income) attributable to non-controlling interests	1,044,332	1,473,192	213,568
Net income attributable to ordinary shareholders	8,832,145	15,504,584	2,247,693

Net earnings per share
Class A ordinary share-basic and diluted	0.09	0.15	0.02
Class B ordinary share-basic and diluted	0.09	0.15	0.02

Net earnings per ADS
Class A ordinary share-basic and diluted	0.09	0.15	0.02
Class B ordinary share-basic and diluted	0.09	0.15	0.02

Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,761,582	66,134,416	66,134,416
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	4,831,702	3,969,852	575,507

Comprehensive income, net of tax	12,619,515	18,001,244	2,609,632

Comprehensive loss/(income) attributable to non-controlling interests	1,044,332	1,473,192	213,568
Comprehensive income (loss) attributable to ordinary shareholders	13,663,847	19,474,436	2,823,200

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GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Quarter Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	88,195,435	74,537,762	10,805,706
Franchised-and-managed revenues	123,856,609	113,366,610	16,434,707
Others	917,053	790,888	114,655
Total revenues	212,969,097	188,695,260	27,355,068

Operating costs and expenses
Hotel operating costs	(142,718,174)	(125,007,424)	(18,122,271)
Selling and marketing expenses	(14,540,243)	(9,213,432)	(1,335,667)
General and administrative expenses	(41,651,362)	(24,084,942)	(3,491,583)
Other operating expenses	(49,194)	(3,172,068)	(459,853)
Other general expenses	(5,805,656)	(5,111,119)	(740,957)
Total operating costs and expenses	(204,764,629)	(166,588,985)	(24,150,331)

Other operating income	3,564,716	6,432,863	932,569
Income from operations	11,769,184	28,539,138	4,137,306

Interest income and other, net	10,591,951	8,829,497	1,280,008
Interest expense	(1,877,872)	(1,859,780)	(269,611)
Other income, net	(8,344,996)	(10,605,544)	(1,537,481)
Income before income taxes	12,138,267	24,903,311	3,610,222

Income tax expense	(3,981,392)	(9,297,825)	(1,347,902)
Income (loss) before share of gains in equity investees	8,156,875	15,605,486	2,262,320

Share of loss/(income) in equity investees, net of tax	301,937	(1,256,077)	(182,093)
Net income(loss)	8,458,812	14,349,409	2,080,227

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GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Quarter Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	30,668,599	20,021,976	2,902,577
Franchised-and-managed revenues	1,754,786	1,933,155	280,249
Wholesales and others	19,435,748	17,125,511	2,482,678
Total revenues	51,859,133	39,080,642	5,665,504

Operating costs and expenses
Restaurant operating costs	(44,539,665)	(33,824,914)	(4,903,583)
Selling and marketing expenses	(2,501,787)	(2,203,214)	(319,399)
General and administrative expenses	(5,288,684)	(2,927,781)	(424,439)
Other operating expenses	(221,149)	(33,325)	(4,831)
Total operating costs and expenses	(52,551,285)	(38,989,234)	(5,652,252)

Other operating income	235,917	39,120	5,671
Income from operations	(456,235)	130,528	18,923

Interest income and other, net	30,251	3,681	534
Other income, net	(11,682)	(48,345)	(7,009)
Income before income taxes	(437,666)	85,864	12,448

Income tax expense	(233,333)	(403,881)	(58,551)
Income (loss) before share of gains in equity investees	(670,999)	(318,017)	(46,103)

Net income(loss)	(670,999)	(318,017)	(46,103)

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2025	March 31, 2025	March 31, 2025	March 31, 2025
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	88,195,435	30,668,599	-	118,864,034
Franchised-and-managed revenues	123,856,609	1,754,786	-	125,611,395
Wholesales and Others	917,053	19,435,748	-	20,352,801
Total revenues	212,969,097	51,859,133	-	264,828,230

Operating costs and expenses
Operating costs	(142,718,174)	(44,539,665)	-	(187,257,839)
Selling and marketing expenses	(14,540,243)	(2,501,787)	-	(17,042,030)
General and administrative expenses	(41,651,362)	(5,288,684)	-	(46,940,046)
Other operating expenses	(49,194)	(221,149)	-	(270,343)
Other general expenses	(5,805,656)	-	-	(5,805,656)
Total operating costs and expenses	(204,764,629)	(52,551,285)	-	(257,315,914)

Other operating income	3,564,715	235,917	-	3,800,632
Income from operations	11,769,183	(456,235)	-	11,312,948

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2026	March 31, 2026	March 31, 2026	March 31, 2026
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	74,537,762	20,021,976	-	94,559,738
Franchised-and-managed revenues	113,366,610	1,933,155	-	115,299,765
Wholesales and Others	790,888	17,125,511	(39,176)	17,877,223
Total revenues	188,695,260	39,080,642	(39,176)	227,736,726

Operating costs and expenses
Operating costs	(125,007,424)	(33,824,914)	39,176	(158,793,162)
Selling and marketing expenses	(9,213,432)	(2,203,214)	-	(11,416,646)
General and administrative expenses	(24,084,942)	(2,927,781)	-	(27,012,723)
Other operating expenses	(3,172,068)	(33,325)	-	(3,205,393)
Other general expenses	(5,111,119)	-	-	(5,111,119)
Total operating costs and expenses	(166,588,985)	(38,989,234)	39,176	(205,539,043)

Other operating income	6,432,863	39,120	-	6,471,983
Income from operations	28,539,138	130,528	-	28,669,666

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

Operating activities:
Net (loss) income	7,787,813	14,031,392	2,034,125

Net cash provided by operating activities	58,226,489	58,147,280	8,429,587

Investing activities:
Purchases of property, plant and equipment	(25,480,885)	(51,637,054)	(7,485,801)
Purchases of intangible assets	-	(101,463)	(14,709)
Proceeds from disposal of property, plant and equipment	21,463	-	-
Proceeds from disposal of long-term investments	-	500,000	72,485
Loan to fanchisees	(2,010,000)	(1,388,900)	(201,348)
Repayment from franchisees	6,059,358	2,369,916	343,566
Net cash (used in) provided by investing activities	(21,410,064)	(50,257,501)	(7,285,807)

Financing activities:
Proceeds from bank loans	-	46,754,778	6,778,019
Net cash provided by (used in) financing activities	-	46,754,778	6,778,019

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,979,488)	(8,502,540)	(1,232,609)

Net (decrease) increase in cash and cash equivalents	31,836,937	46,142,017	6,689,190
Cash and cash equivalents at the beginning of the period	1,525,201,938	1,678,439,024	243,322,561
Cash and cash equivalents at the end of the period	1,557,038,875	1,724,581,041	250,011,751

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net income	7,787,813	14,031,392	2,034,125

Deduct:
Other operating income	3,800,632	6,471,983	938,241
Interest income and other, net	10,622,202	8,833,178	1,280,542
Share of gain in equity investees, net of tax	301,937	-	-

Add:
Other operating expenses	270,343	3,205,393	464,684
Other general expenses	5,805,656	5,111,119	740,957
Income tax expenses (benefits)	4,214,725	9,701,706	1,406,452
Share of loss in equity investees, net of tax	-	1,256,077	182,093
Interest expenses	1,877,872	1,859,780	269,611
Depreciation and amortization	26,025,153	22,673,494	3,286,966
Other expense, net	8,356,677	10,653,889	1,544,490
Adjusted EBITDA (Non-GAAP)	39,613,468	53,187,689	7,710,595

	Quarter Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net income	7,787,813	14,031,392	2,034,125

Deduct:
Government subsidies (net of 25% tax)	1,725,000	3,240,842	469,823

Add:
Other expense (net of 25% tax)	6,267,508	7,990,417	1,158,367
Other general expenses	5,805,656	5,111,119	740,957
Core net income (Non-GAAP)	18,135,977	23,892,086	3,463,626

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.18	0.24	0.03
Class B ordinary share-basic and diluted	0.18	0.24	0.03

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Hotel Operational Data

	March 31, 2025	March 31, 2026
Total hotels in operation:	4,459	4,605
Leased and owned hotels	55	42
Franchised hotels	4,404	4,563
Total hotel rooms in operation	319,262	328,646
Leased and owned hotels	6,262	4,922
Franchised hotels	313,000	323,724
Number of cities	359	347

	Quarter Ended
	March 31, 2025	March 31, 2026
Occupancy rate (as a percentage)
Leased-and-owned hotels	61.0%	57.6%
Franchised hotels	64.1%	62.6%
Blended	64.0%	62.5%
Average daily rate (in RMB)
Leased-and-owned hotels	236	229
Franchised hotels	155	150
Blended	157	152
RevPAR (in RMB)
Leased-and-owned hotels	144	132
Franchised hotels	99	94
Blended	100	95

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
Mid-to-up-scale	564	596	52,365	55,565
GreenTree Eastern	242	251	25,843	27,343
Deepsleep Hotel	8	9	610	710
Gem	111	119	10,080	10,846
Gya	74	78	6,171	6,546
Vx	107	111	8,939	9,217
Others	22	28	722	903
Mid-scale	2,988	3,034	225,372	228,244
GreenTree Inn	2,349	2,403	183,606	186,880
GT Alliance	507	500	32,656	32,493
GreenTree Apartment	24	29	1,545	1,760
Vatica	108	102	7,565	7,111
Others	-	-	-	-
Economy hotels	907	975	41,525	44,837
Shell	907	975	41,525	44,837
Others	-	-	-	-
Total	4,459	4,605	319,262	328,646

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Restaurant Operational Data

	March 31, 2025	March 31, 2026
Total restaurants in operation:	184	192
Leased and owned restaurants	17	14
Franchised restaurants	167	178
Number of cities	53	53
Da Niang Dumplings	163	173
Bellagio	21	19

	Quarter Ended
	2025 Q1	2026 Q1
ADT
Leased-and-owned restaurants	210	204
Franchised restaurants	71	65
Blended	83	73
AC (in RMB)
Leased-and-owned restaurants	98	83
Franchised restaurants	35	36
Blended	48	45
ADS (in RMB)
Leased-and-owned restaurants	20,545	16,836
Franchised restaurants	2,459	2,356
Blended	4,029	3,270

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Ms. Hannah Zhang

Phone: +86-182-2560-8592

E-mail: ir@998.com

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